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                                  Exhibit  8.3

  Opinion of Feldman Financial Advisors, Inc. as to the Value of Subscription
                                     Rights
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                         [Feldman Financial Letterhead]



March 21, 1997



Board of Directors
Security Federal Savings Bank
of McMinnville, TN
306 West Main Street
McMinnville, Tennessee  37110

Gentlemen:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Security Federal Savings Bank of McMinnville, TN (the "Bank"), pursuant to the Plan of Conversion adopted by the Board of Directors of the Bank, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Such opinion is based on the fact that the subscription rights are acquired by the recipients without payment therefor, are nontransferable and of short duration, and afford the recipients the right only to purchase common stock of Security Bancorp, Inc., the holding company formed to acquire all of the capital stock of the Bank, at a price equal to its estimated pro forma market value, which will be the same price at which unsubscribed shares will be sold in the community offering.

Sincerely,


/s/Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.